Form 45-103F4

REPORT OF EXEMPT DISTRIBUTION

Issuer information

1. State the full name, address and telephone number of the issuer of the security distributed. Include former name if name has changed since last report. If this report is filed by a vendor, other than the issuer, also state the full name and address of the vendor.

Derek Oil & Gas Corporation
Suite 1201 — 1111 West Hastings Street
Vancouver, BC
V6E 2L3
PHONE: 604-331-1757

2. State whether the issuer is or is not a reporting issuer and, if reporting, the jurisdiction in which it is reporting.

The Issuer is a reporting issuer in the provinces of British Columbia and Alberta.

Details of distribution

3. State the distribution date. If the report is being filed for securities distributed on more than one distribution date, state all distribution dates.

January 27, 2005

4. For each security distributed:

(a) describe the type of security and
(b) state the total number of securities distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.

735,000 units at a price of $0.55 per unit with warrants attached to purchase 735,000 shares at S0.75 per share for one year from closing and at $1.15 per share for a further twelve month period.

5. Provide details of the distribution by completing the attached schedule.

6. Complete the following table for each Canadian and foreign jurisdiction where purchasers of the securities reside. Provide a total dollar value of all securities distributed in all jurisdictions. Do not include in this table securities issued as payment for commissions or finder’s fees disclosed under item 7, below.

Each jurisdiction where purchasers reside	Price per security (Canadian $)	Total dollar value raised from purchasers in the jurisdiction (Canadian $)
British Columbia	$0.55	- nil -
Cayman islands	$0.55	$312500.00
Bermuda	$0.55	$101,750.00
Total dollar value of distribution in all jurisdictions (Canadian $)		$404,250.00

commissions and finder’s fees

7. Provide the following information for each person who is being compensated in connection with the distribution(s). When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the disiribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.

Full name and address of person being compensated	Compensation paid (in Canadian $ and, if applicable, number and type of securities)	Exemption relied on and date of distribution (if applicable)	Price per share (Canadian $)
Allen Wilson 3035 West 2nd Avenue Vancouver, BC	0.42% overriding royalty interest over certain of the Issuer s oil and gas leases located on the Lak Ranch property in Wyoming, U.S.A. Value: $35,000Cdn. (approximately)	not applicable	not applicable

Certificate

On behalf of the issuer (or vendor), I certify that the statements made in this report and each schedule to this report are true.

Date: February 5, 2005

Derek Oil & Gas Corporation

Name of Issuer or vendor (please print)

Signature

Schedule

Provide the following information on a separate page attached to this report for each type of security distributed. The information in this schedule will not be placed on the public file of any securities regulatory authority.

If the report is being filed for securities distributed on more than one distribution date, add a column to identify the dates the securities were distributed.

In British Columbia, for distributions under the exemptions in Part 4 of Multilateral Instrument 45-103 Capital Raising Exemptions, non-reporting issuers must also give the telephone number and e-mail address of the purchaser. If the purchaser has refused to provide this information, the issuer must include a statement to this effect in the report.
Do not include in this table securities issued as payment of commissions or finder’s fees disclosed under item 7 of the form.

Full name and residential address of purchaser	Number and Total Exemptions relied on type of purchase securities price purchased (Cdn. $)			Telephone number and e-mail address of purchaser
Creekside Capital Buckingham Square, 3 Floor 720 West Bay Road Grand Cayman Cayman Islands	550,000 units	$0.55 ($302.500)	BC Instrument 72- 503
LOM Securities (Bermuda) Ltd. The LOM Bldg. 27 Raid Street Hamilton, HMI I Bermuda	185,000 units	$0.55 ($101,750)	BC Instrument 72- 503
	735,000	$404,250.00

IT IS AN OFFENCE TO MAKE A MISREPRESENTATION IN THIS REPORT.

Instruction:

I. File this report and the applicable fee with the securities regulatory authority in each jurisdiction in which the issuer has distributed securities on or before the I 0i day after the distribution of the security.
2. If distributions have not occurred within 10 days of each other, separate reports must be filed.
3. In order to determine the fee payable, consult the securities legislation of each jurisdiction. In some jurisdictions, the fee is calculated as a percentage of the proceeds realized by the issuer from, or total dollar value of, the securities distributed in that jurisdiction, as set out in item 5 of this report.
Notice — Collection and use of personal information
The personal information required under this form is collected on behalf of and used by the securities regulatory authorities for the purposes of the administration and enforcement of the securities legislation.

Freedom of information legislation in certain jurisdictions may require the securities regulatory authority to make this information available if requested. As a result, the public may be able to obtain access to the information.

If you have any questions about the collection and use of this information, contact the securities regulatory authorities in the jurisdictions where the form is filed, at the address(es) set out below.

Alberta Securities Commission
4th Floor, 300 — 5th Avenue, SW
Calgary, AB T2P 3C4
Telephone: (403) 297-6454
Facsimile: (403) 297-6156
The Manitoba Securities Commission
1130— 405 Broadway Avenue
Winnipeg, MB R3C 3L6
Telephone: (204) 945-2548
Facsimile: (204) 945-0330
Government of the Northwest Territories
Department of Justice
Securities Registry
Floor Stuart M. Hodgson Building
5009 — 49(h Street
Yellowknife, NT XIA 2L9
Telephone: (867) 920-331 8
Facsimile: (867) 873-0243
Government of Nunavut
Department of Justice
Legal Registries Division
P.O. Box 1000— Station 570
1St Floor, Brown Building
Iqaluit NU XOA 0110
Telephone: (867) 975-6190
Facsimile: (867) 975-6194

(306) 787-5879 (306) 787-5899

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, BC V7Y 1L2
Telephone: (604) 899-6854
Toll free in British Columbia and Alberta 1-
800-373-6393
Facsimile: (604) 899-6506
Securities Commission of Newfoundland P.O. Box 8700
2nd Floor, West Block
Confederation Building
St. John’s NFLD AIB 4J6
Telephone: (709) 729-4189
Facsimile: (709) 729-6187
Nova Scotia Securities Commission
Floor, Joseph Howe Building
1690 Hollis Street
Halifax, NS B3J 3J9
Telephone:
Facsimile:

(902) 424-7768 (902) 424-4625

Prince Edward Island Securities Office
95 Rochford Street, P.O. Box 2000
Charlottetown, PE CIA 7N8
Telephone: (902) 368-4569
Facsimile: (902) 368-5283

Saskatchewan Financial Services Commission 6th Floor
1919 Saskatchewan Drive
Regina, SK S4P 3V7
Telephone:
Facsimile:

TUPPER JONSSON & YEADON
BARRISTERS & SOLICITORS
AN ASSOCIATION OF LAWYERS AND LAW CORPORATIONS
1710-1177 WEST HASTINGS STREET VANCOUVER, B.C., CANADA V6E 2L3 TEL: (604) 683-9262
FAX: (604) 681-0139
LEE S. TUPPER DIRECT LINE: 604-640-6358
Email: tupper@securitieslaw.bc.ca
February 7, 2005

LEE TUPPER
OUR FILE: 14020

Executive Director
B.C. Securities Commission
P.O. Box 10142, Pacific Centre
9th Floor - 701 West Georgia Street
Vancouver, B.C.
V7Y 1L2
Dear Sir:
Re: Derek Oil & Gas Corporation — Private Placement

With regard to a recent private placement undertaken by Derek Oil & Gas Corporation, we enclose for filing with you:

1. BC Form 45-1 03F4 which discloses the issuance of 735,000 units under the above- referenced private placement;

2. a cheque in the amount of $100.00 on account of your fee for the filing, to which is attached the completed Fee Checklist.

Yours truly,
TUPPER JONSSON & YEADON
LEE S.TUPPER

c.c.  Attention: Mr. Greg Amor
        Derek Oil & Gas Corporation (w. enc.)
c.c.  TSX Venture Exchange (w. enc.)

LST:bgp Enc.